QuickLinks -- Click here to rapidly navigate through this document

[VINSON AND ELKINS LOGO]

December 1, 2006

Mr. H. Roger Schwall, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549

Re:	MV Oil Trust Amendment No. 2 to Registration Statement on Form S-1/A-2 Filed November 9, 2006 File No. 333-136609

Dear Mr. Schwall:

        On behalf of MV Oil Trust (the "Trust") and MV Partners, LLC (the "Company" and, together with the Trust, the "Registrants"), we transmit herewith for electronic filing via the EDGAR system under the Securities Act of 1933, as amended, a memorandum of the Registrants responding to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in its comment letter dated November 30, 2006 (the "Comment Letter") with respect to the Registration Statement on Form S-1/A-2 filed with the Commission on November 9, 2006 ("Registration Statement").

        Please telephone Thomas P. Mason (713.758.4539) or W. Matthew Strock (713.758.3452), counsel to the Company, with any questions or comments you may have regarding the enclosed.

Very truly yours,
VINSON & ELKINS L.L.P.
By:	/s/ W. MATTHEW STROCK W. Matthew Strock

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Houston London Moscow New York Shanghai Tokyo Washington	First City Tower, 1001 Fannin Street, Suite 2300 Houston, TX 77002-6760 Tel 713.758.2222 Fax 713.758.2346 www.velaw.com

M E M O R A N D U M

TO:	Division of Corporation Finance, Securities and Exchange Commission

FROM:	MV Oil Trust MV Partners, LLC

DATE:	December 1, 2006

RE:	MV Oil Trust Amendment No. 2 to Registration Statement on Form S-1/A-2 Filed November 9, 2006 File No. 333-136609

        Below are the responses of the Registrants to the comments of the Staff contained in the Comment Letter. For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter, and set forth below each such comment is the Registrants' response.

Form S-1

General

1.
Please update your historical and pro forma financial statements to comply with the guidance in Rule 3-12 and Rule 11-02(c) of Regulation S-X.

  RESPONSE:    The Registrants have updated the historical and pro forma financial statements to comply with the guidance in Rule 3-12 and Rule 11-02(c) of Regulation S-X by providing financial data and pro forma financial data as of and for the nine months ended September 30, 2006.

2.
Expand the text accompanying the map to explain succinctly why you are identifying certain areas and refineries. If appropriate, include section and page references to the more detailed related disclosure that appears in the prospectus.

  RESPONSE:    The Registrants have expanded the text that accompanies the map to explain succinctly why the Registrants are identifying certain areas and providing cross-references to the appropriate section of the prospectus and page references for a more detailed discussion of the underlying properties and the computation of the net proceeds. The Registrants have removed the references to the refineries from the map.

Risk Factors, page 20

The trust has not requested a ruling from the IRS regarding the tax treatment... page 27

3.
Risk factors should describe the risks presented plainly and succinctly, without any language that mitigates the risk. Refer to comment 11 from our letter dated September 13, 2006. We note, for example, that you begin this risk factor stating that "the trust has received an opinion of tax counsel." You also state that "although trust unitholders would recoup their basis in the net profits interest on a schedule that is in proportion to expected production from the net profits interest..." and that "[n]either MV Partners nor the trust can assure..." Please revise.

  RESPONSE:    The Registrants have revised the risk factor to present the risk plainly and succinctly without any language that mitigates the risk. The Registrants have removed the discussion related to the opinion of counsel obtained by the Registrants.

4.
We reissue prior comment 7 in part. Please revise to discuss the lack of precedent for the tax treatment you anticipate for the units.

  RESPONSE:    The Registrants have revised the risk factor to disclose plainly and succinctly that the Company is not aware of any trust units or similar securities representing interests in an entity treated as a grantor trust for federal income tax purposes where the entity holds as its principal asset a production payment treated for federal income tax purposes as a debt instrument that is subject to the current final Treasury regulations governing contingent payment debt instruments.

Unaudited Pro Forma Financial Information—MV Partners, LLC, page MVF-24

Unaudited Pro Forma Statements of Earnings, page MVF-26

5.
We note your response to comment 12 in our letter dated October 5, 2006 in which you explain that generally you do not adjust your pro forma financial statements for gains and losses directly attributable to the transaction. This is typically the case when the entire gain or loss will be recognized in a single period; and therefore, will not have a continuing impact on the financial statements. However, under your circumstances the gain will be deferred and will be recognized over an extended period of time and will have a continuing impact on your operations. Please revise your pro forma statements of earnings to include an adjustment to reflect the portion of the gain that would have been recognized had the conveyance of the net profits interest and the initial public offering transactions occurred as of January 1, 2005.

  RESPONSE:    The Registrants have revised the pro forma statements of earnings to include an adjustment to reflect the portion of the gain directly attributable to the transaction that would have been recognized had the conveyance of the net profits interest and the initial public offering transactions occurred as of January 1, 2005.

QuickLinks

M E M O R A N D U M